FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                     October,                         2003.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ✓

[Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ✓

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........

Enclosed are Domtar Inc.’s third quarter
results for the period ended September 30, 2003.

Management’s Discussion and Analysis
OUR BUSINESS
Summary of operating results
Third quarter 2003 vs third quarter 2002 overview
Nine months ended september 30, 2003 vs nine months ended september 30, 2002
Papers
Paper merchants
Wood
Financing expenses and income taxes
Balance sheet
Liquidity and capital resources
Accounting change
Risks and uncertainties
Sensitivity analysis
Outlook
Consolidated Earnings
Consolidated Retained Earnings
Consolidated Balance Sheets
Consolidated Cash Flows
Notes to Consolidated Financial Statements
SIGNATURES

Management’s Discussion and Analysis

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of operations of Domtar Inc. and its subsidiaries (the Corporation), as well as its joint ventures (collectively Domtar). Domtar’s common shares are listed on the Toronto and New York stock exchanges. The MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties such as general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation’s continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This interim MD&A should be read in conjunction with the Corporation’s interim consolidated financial statements and notes thereto as well as with the Corporation’s most recent annual MD&A and consolidated financial statements and notes.

DOMTAR INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

OUR BUSINESS

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

PAPERS

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.8 million tons of paper, complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located in the United States and approximately 85% of our paper sales are generated in that country. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

Categories	Business Papers		Commercial Printing and Publication Papers			Technical and Specialty Papers

Types	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet

Grades	Copy	Premium imaging / Technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

Applications	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers

Capacity*	As at September 30, 2003:		approximately 2.8 million tons

	0.8 million tons	0.2 million tons	0.6 million tons	0.4 million tons	0.4 million tons	0.4 million tons
	29%	7%	22%	14%	14%	14%

*	The allocation of production capacity may vary from year to year in order to take advantage of market conditions.

We sell paper primarily through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and freight costs. At December 31, 2002, our net market pulp position (shipments less purchases) was approximately 630,000 tons.

Our Papers business is our most important segment representing 59% of our consolidated net sales during the first nine months of 2003, or 65% when including sales of Domtar paper through our own Paper Merchants business.

PAPER MERCHANTS

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by Buntin Reid in Ontario, two by JBR/La Maison du Papier in Québec and three by The Paper House in the Atlantic Provinces), while our U.S. paper merchant (RIS Paper) services a large customer base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 22% of our consolidated net sales during the first nine months of 2003, or 16% when excluding sales of Domtar paper.

WOOD

Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products, as well as the management of forest resources. We operate 11 sawmills, one planer mill and one remanufacturing facility, with an annual capacity of 1.2 billion board feet of lumber. We also have investments in three businesses (two of which are joint ventures) that produce wood products. We seek to optimize forestlands for which we are responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 7% of our consolidated net sales during the first nine months of 2003.

On June 19, 2003, we announced an agreement-in-principle with Tembec Inc. (Tembec) for the creation of a 50-50 joint venture that will merge our lumber operations in Ontario and Québec (except for our Lebel-sur-Quévillon sawmill). This joint venture will also market the softwood lumber from Tembec’s British Columbia sawmill operations, as well as manage the operations and market the softwood lumber of our Lebel-sur-Quévillon sawmill.

This transaction is subject to certain conditions, including the completion of due diligence, the review of potential synergies, the negotiation of definitive agreements, as well as approvals by the respective boards of directors, the government, and other required approvals, most of which are currently underway.

PACKAGING

     Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative, while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we accounted for our 50% interest in Norampac using the proportionate consolidation method.

     Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills (located in Ontario, Québec, British Columbia, New York State and northern France) for a combined annual capacity of more than 1.6 million tons. Our Packaging business represented 12% of our consolidated net sales during the first nine months of 2003.

SUMMARY OF OPERATING RESULTS

Financial Highlights
(in millions of Canadian dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

Net sales	1,166	1,390	3,702	4,134
Operating profit	36	136	170	286
Paper Closure Costs	(5)	—	(5)	45

Operating profit excluding Paper Closure Costs(1)	31	136	165	331
Net earnings	3	59	38	103
Net earnings per share (basic)	0.01	0.26	0.16	0.45
Operating profit (loss) excluding Paper Closure Costs by segment:
Papers	22	121	161	244
Paper Merchants	4	6	16	20
Wood	(11)	(10)	(52)	13
Packaging	16	21	40	56
Corporate	—	(2)	—	(2)

Total	31	136	165	331
Selling price index before impact of lumber duties (%)	92	93	93	93

THIRD QUARTER 2003 VS THIRD QUARTER 2002 OVERVIEW

Net Sales of $1.2 Billion

Net sales in the third quarter of 2003 totaled $1,166 million, down $224 million or 16% from net sales of $1,390 million in the third quarter of 2002. This decrease was mainly attributable to a 9% variation in our effective exchange rate (net of the effect of our hedging program) stemming from a stronger Canadian dollar on both domestic and export sales, as well as lower shipments for all of our businesses except corrugated containers. In addition, our businesses experienced lower selling prices during the third quarter of 2003 compared to the same period last year, as declines in selling prices for our major categories of paper (copy, offset and uncoated papers), hardwood pulp and packaging products were partially offset by increases in selling prices for some papers (coated papers and technical and specialty papers), softwood pulp, and lumber.

Benchmark U.S. dollar denominated nominal prices(2) for the third quarter of 2003 were at 92% of trend(3) prices, a decrease from the corresponding quarter of 2002, where benchmark nominal prices were at 93% of trend prices. However, in our domestic marketplace, Canadian dollar denominated prices were negatively impacted by the strengthening of the Canadian currency given that these are derived from U.S. dollar denominated prices.

(1)	Operating profit excluding Paper Closure Costs is a non-GAAP measure. Our operating profit determined in accordance with GAAP for 2002 included the costs associated with the closure of certain paper machines and facilities, while our operating profit for 2003 included the reversal of certain of these costs. Accordingly, we believe that it is useful for investors to be aware of a significant factor that adversely affected our GAAP operating profit in 2002 but positively affected our GAAP operating profit in 2003, and that operating profit excluding Paper Closure Costs provides investors with a measure of performance to compare our operating results between periods without regard to these costs nor their reversal.

(2)	See “Sensitivity Analysis”.

(3)	Based on a consensus of analysts of normalized pricing as at November 30, 2002 (See “Sensitivity Analysis”), excluding the impact of lumber duties.

Operating Profit of $36 Million

Operating profit in the third quarter of 2003 totaled $36 million, down $100 million or 74% from an operating profit of $136 million in the third quarter of 2002. During the third quarter of 2003, a $5 million ($3 million net of income taxes, or $0.01 per common share) reversal of a previously recorded $45 million provision related to the permanent shutdown of the St. Catharines, Ontario paper mill (referred to as “Paper Closure Costs”) was recorded largely as a result of changes to the initial approach to dismantling the mill. When excluding Paper Closure Costs, the decline in operating profit between the third quarter of 2003 and the third quarter of 2002 totaled $105 million or 77%. This decrease is largely due to the effect of a stronger Canadian dollar on both domestic and export sales net of the effect of our hedging program and overall lower selling prices for our products (combined impact of $85 million), as well as significantly lower shipments ($29 million). This was partially offset by lower purchased fiber costs. In addition, we experienced higher energy prices and the effect of the mid-August 2003 power outage, which were more than offset by the positive impact of our quality and profitability improvement programs.

Cost of sales decreased by $105 million or 10% in the third quarter of 2003 compared to the corresponding quarter of 2002. This decrease was mainly due to the impact of a stronger Canadian dollar on our U.S. dollar denominated operating expenses and to lower shipments, as well as to the impact of our quality and profitability improvement programs. This decrease was partially offset by higher energy costs, as well as by the inclusion of fewer investment tax credits (related to research and development expenses of current and prior years) in the third quarter of 2003 ($6 million) compared to the corresponding period of 2002 ($12 million).

Sales, general and administrative (SG&A) expenses decreased by $12 million or 14% in the third quarter of 2003 compared to the same period in 2002. This decrease was explained by the impact of a stronger Canadian dollar on our U.S. dollar denominated costs, lower employee profit-sharing expenses, and other cost reduction initiatives.

Net Earnings of $3 Million

Net earnings for the third quarter of 2003 amounted to $3 million ($0.01 per common share) compared to net earnings of $59 million ($0.26 per common share) in the third quarter of 2002. This quarter-over-quarter deterioration was due to the factors mentioned above, partially offset by an income tax recovery recorded during the third quarter of 2003 and a decrease in financing expenses due to lower debt levels, lower interest rates, and the positive impact of a stronger Canadian dollar on our U.S. dollar denominated debt and related interest expense.

NINE MONTHS ENDED SEPTEMBER 30, 2003 VS NINE MONTHS ENDED SEPTEMBER 30, 2002

Net Sales of $3.7 Billion

Net sales for the nine months ended September 30, 2003, totaled $3,702 million, down $432 million or 10% from net sales of $4,134 million over the same period in 2002. This decrease was mainly due to the negative impact of a stronger Canadian dollar on both domestic and export sales net of the effect of our hedging program, and lower shipments for all our principal products except corrugated containers. In addition, the results for the first nine months of 2002 were impacted by the reversal of a $28 million provision, of which $8 million was recorded in the first quarter of 2002 and $20 million was recorded in the second half of 2001, for countervailing and antidumping duties pertaining to the Canada-U.S. softwood lumber dispute. Our businesses experienced overall similar selling prices in the nine months ended September 30, 2003, when compared to the same period last year, as higher selling prices in pulp and coated paper products were offset by a decline in selling prices for lumber, packaging products, and certain other paper products.

Benchmark U.S. dollar denominated nominal prices for the first nine months of 2003 were at 93% of trend prices, unchanged from the corresponding period in 2002. However, in our domestic marketplace, Canadian dollar denominated prices were negatively impacted by the strengthening of the Canadian currency given that these are derived from U.S. dollar denominated prices.

Operating Profit of $170 Million

Operating profit for the nine months ended September 30, 2003, totaled $170 million, down $116 million or 41% from operating profit of $286 million over the same period in 2002. When excluding Paper Closure Costs, the decrease in operating profit totaled $166 million. This decrease is largely due to the negative impact of a stronger Canadian dollar on both domestic and export sales net of the effect of our hedging program, as well as lower shipments for all our principal products except corrugated containers. In addition, we experienced a $31 million increase in energy prices in the first nine months of 2003 compared to the corresponding period in 2002 which, however, was more than offset by the positive impact of our quality and profitability improvement programs.

Cost of sales decreased by $235 million or 7% in the first nine months of 2003 compared to the corresponding period in 2002, mainly due to the impact of a stronger Canadian dollar on our U.S. dollar denominated operating expenses, a decrease in purchased fiber costs, lower product shipments, and the impact of our quality and profitability improvement programs. These factors were partially offset by an increase in energy costs.

SG&A expenses decreased by $28 million or 11% in the first nine months of 2003 compared to the same period in 2002. This mainly reflected the impact of a stronger Canadian dollar on our U.S. dollar denominated costs and the inclusion of a $6 million mark-to-market gain on certain foreign exchange contracts not considered as hedges in the results for the first nine months of 2003. Lower employee profit-sharing expenses in the first nine months of 2003 compared to the same period last year, as well as other cost reduction initiatives, also contributed to the decrease in SG&A.

Net Earnings of $38 Million

Net earnings for the first nine months of 2003 totaled $38 million ($0.16 per common share) compared to net earnings of $103 million ($0.45 per common share) for the same period of 2002. This decrease was due to the factors mentioned above, as well as a $10 million ($7 million net of income taxes or $0.03 per common share) charge related to our proportionate share of Norampac’s premium paid and the write-off of financing costs with respect to the refinancing of its long-term debt included in financing expenses in the second quarter of 2003. The decrease in net earnings was partially offset by lower overall income taxes and financing expenses.

PAPERS

Selected Information
(in millions of Canadian dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

Net sales	667	833	2,180	2,413
Operating profit	27	121	166	199
Paper Closure Costs	(5)	—	(5)	45

Operating profit excluding Paper Closure Costs	22	121	161	244
Shipments:
Paper (’000 ST)	632	676	1,893	1,973
Pulp (’000 ADST)	185	196	581	584
Paper shipments product offering (%):
Copy and offset grades	54	53	54	55
Uncoated commercial printing & publication and premium imaging grades	25	24	24	18
Coated commercial printing & publication grades	11	13	11	13
Technical & specialty grades	10	10	11	14

Total	100	100	100	100
Benchmark nominal prices(1):
Copy 20 lb sheets (US$/ton)	760	772	780	771
Offset 50 lb rolls (US$/ton)	600	690	642	685
Coated publication, no. 3, 60 lb, rolls (US$/ton)	805	740	810	767
Pulp NBSK — US market (US$/ADMT)	550	510	546	491
Pulp NBHK — Japan market(2) (US$/ADMT)	467	473	468	419
Selling price index — Papers segment (%)	89	92	92	91

(1)	Source: Pulp & Paper Week.

(2)	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

Sales and Operating Profit

Net sales in our Papers business amounted to $667 million in the third quarter of 2003, a decrease of $166 million or 20% in comparison to the third quarter of 2002. This decrease was primarily due to the unfavorable impact of a stronger Canadian dollar on both domestic and export sales and lower shipments of both paper and pulp. In addition, this business experienced overall lower selling prices, as declines in selling prices for copy, offset and uncoated paper products, as well as hardwood pulp, was partially offset by increases in selling prices for softwood pulp, coated paper products, and technical and specialty papers. On a year-to-date basis, sales of pulp and paper decreased by $233 million in 2003 or 10% compared to the same period in 2002, for the same reasons as noted above except for prices. On a year-to-date basis, the business experienced overall higher selling prices, as increases in softwood and hardwood pulp, coated paper products prices, and technical and specialty papers were partially offset by decreases in copy, offset, and uncoated paper products.

Operating profit in our Papers business totaled $27 million in the third quarter of 2003, or $22 million when excluding the reversal of $5 million in Paper Closure Costs, compared to $121 million in the third quarter of 2002. This $99 million decrease in operating profit stems from the negative impact of a stronger Canadian dollar on both domestic and export sales, lower shipments for both paper and pulp, and overall lower selling prices. In addition, the benefits stemming from our quality and profitability improvement programs helped us to partially mitigate the effect of higher purchased fiber and energy costs, and the impact of the mid-August power outage. Operating profit amounted to $166 million for the first nine months of 2003 (or $161 million when excluding the $5 million reversal of Paper Closure Costs) compared to $199 million in 2002 (or $244 million when excluding Paper Closure Costs). This decrease of $83 million or 34% was largely due to the negative impact of a stronger Canadian dollar on both domestic and export sales, lower shipments for both paper and pulp, higher purchased fiber costs, and higher energy costs. These factors were partially offset by overall higher selling prices and the benefits stemming from our quality and profitability improvement programs.

Pricing Environment

The decrease in our average U.S. dollar denominated transaction prices in the third quarter of 2003 compared to the third quarter of 2002 in our Papers segment was similar to that of benchmark nominal prices. On a year-to-date basis, the increase in our average U.S. dollar denominated transaction prices was higher than that for benchmark nominal prices. However, for both of these comparative periods, the strengthening of the Canadian currency negatively impacted our Canadian dollar denominated prices in our domestic marketplace given that these are derived from U.S. dollar denominated prices.

Our average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers) decreased by an average of US$45/ton in the third quarter of 2003 compared to the corresponding period of 2002. Benchmark nominal prices decreased by an average of US$51/ton for the same period. For the nine-month period ended September 30, 2003, our average transaction prices for 20 lb copy sheets and 50 lb offset rolls decreased by an average of US$14/ton compared to a decrease of US$17/ton in benchmark nominal prices over the same period.

Softwood and hardwood domestic pulp prices decreased by US$30/tonne on July 1, 2003, after successive increases of US$20/tonne on February 1, 2003, US$40/tonne on March 1, 2003, and US$40/tonne on April 1, 2003. Our Northern Bleached Softwood Kraft (NBSK) pulp transaction prices increased by US$34/tonne in the third quarter of 2003 compared to the same period in 2002 and by US$50/tonne in the nine-month period ended September 30, 2003, compared to the same period in 2002, while benchmark nominal prices increased by US$40/tonne and US$55/tonne, respectively, over the same periods. Our Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices decreased by US$16/tonne on a quarter-over-quarter basis, while benchmark nominal prices for NBHK — Japan decreased by US$6/tonne over the same period. On a year-to-date basis, the increase in our NBHK pulp transaction prices was consistent with that of benchmark nominal prices for NBHK — Japan. Benchmark nominal prices for NBHK — Japan increased by US$49/tonne in the nine-month period ended September 30, 2003, compared to the corresponding period of last year. As of October 1, 2003, we announced an increase of US$15/tonne in our softwood and hardwood domestic pulp prices, with a possible further increase of US$15/tonne as of November 1, 2003.

Operations

Our shipment to capacity ratio stood at 92% for the current quarter of 2003 compared to 100% in the corresponding quarter last year, and stood at 92% for the first nine months of 2003 compared to 97% in the corresponding period last year. Our Papers business was impacted by our decisions to curtail production to match customer demand and by production disruptions caused mainly by the mid-August 2003 power outage in the eastern United States and Canada and labor issues.

In the latter part of the third quarter of 2003, new 6-year labor agreements were signed with PACE union members at our Port Huron, Port Edwards and Nekoosa mills.

During the third quarter of 2003, we also continued to focus our efforts on our quality and profitability improvement programs.

PAPER MERCHANTS

Selected Information
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

Net sales	266	300	831	897
Operating profit	4	6	16	20

Sales and Operating Profit

Net sales in our Paper Merchants business amounted to $266 million, a decrease of $34 million or 11% in comparison to the third quarter of 2002. This decrease was due to lower paper selling prices and the negative impact of a stronger Canadian dollar combined with a slight reduction in overall tons sold compared to the same period in 2002. On a year-to-date basis, net sales totaled $831 million in 2003 compared to $897 million in the corresponding period in 2002. This decrease of $66 million or 7% was due to the cumulative effect of second and third quarter lower pricing levels and the negative impact of a stronger Canadian dollar.

Operating profit for the third quarter of 2003 was $4 million (reflecting an operating margin of 1.5%) compared to $6 million in the third quarter of 2002 (reflecting an operating margin of 2.0%). This decrease was attributable to reduced gross profit from the negative impact of a stronger Canadian dollar and lower pricing for some paper products. In addition, a decrease in warehouse shipments, which generate higher gross profit than direct mill shipments, negatively impacted overall gross profit. Cost reduction initiatives alleviated a portion of the reduced gross profit variance. On a year-to-date basis, operating profit amounted to $16 million in 2003 (reflecting an operating margin of 1.9%) compared to $20 million for the same period in 2002 (reflecting an operating margin of 2.2%). This decrease is attributable to the same factors as mentioned above for the quarter-over-quarter analysis.

WOOD

Selected Information
(in millions of Canadian dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

Net sales	87	100	253	371
Operating profit (loss)	(11)	(10)	(52)	13
Shipments (millions of FBM)	252	254	738	784
Shipments product offering (%):
Random lengths	37	42	41	43
Studs	37	38	36	36
Value-added	18	15	18	15
Industrial	8	5	5	6

Total	100	100	100	100
Benchmark nominal prices(1):
Lumber 2x4 R/L no. 1 & no. 2 (US$/MFBM)	381	319	331	345
Lumber 2x4x8 stud (US$/MFBM)	360	328	331	350
Selling price index — Wood
segment, before the impact of lumber duties (%)	100	91	92	97
Lumber duties:
Cash deposits	13	17	32	22
Provision (net of reversal)	—	—	—	(20)

Total	13	17	32	2

(1)	Source: Random Lengths.

Sales and Operating Profit

Net sales in our Wood business totaled $87 million in the third quarter of 2003, representing a $13 million decrease compared to the third quarter of 2002. This decrease was explained by the negative impact of a stronger Canadian dollar on both domestic and export sales and lower lumber shipments. The overall decrease in net sales was partially offset by a significant increase in lumber prices and the positive impact of lower lumber duties ($4 million) on a quarter-over-quarter basis. On a year-to-date basis, net sales amounted to $253 million in 2003 compared to $371 million for the same period in 2002. This decrease of $118 million was mainly due to the reversal of a $28 million provision for countervailing and antidumping duties on exports of softwood lumber to the United States in the second quarter of 2002 (of which $8 million was recorded in the first quarter of 2002 and $20 million was recorded in the second half of 2001, lower lumber prices in 2003, the negative impact of a stronger Canadian dollar on both domestic and export sales, and lower shipments.

Cash deposits of $13 million were made on our exports of softwood lumber to the United States during the third quarter of 2003 (or $32 million on a year-to-date basis) compared to $17 million in the corresponding period in 2002 (or $22 million on a year-to-date basis). Since May 22, 2002, cash deposits of $63 million for countervailing and antidumping duties have been made and expensed by Domtar.

Operating loss for the third quarter of 2003 amounted to $11 million (or an operating profit of $2 million when excluding the impact of lumber duties) compared to an operating loss of $10 million in the corresponding period of 2002 (or $7 million operating profit when excluding the impact of lumber duties). This $5 million decline in operating profit when excluding the impact of lumber duties was primarily a result of the negative impact of a stronger Canadian dollar on both domestic and export sales, as well as lower lumber shipments, partially offset by a significant increase in lumber selling prices and the positive impact of our quality and profitability improvement programs. On a year-to-date basis, operating loss amounted to $52 million (or $20 million operating loss when excluding the impact of lumber duties) compared to an operating profit of $13 million (or $15 million operating profit when excluding the impact of lumber duties). This $35 million decline in operating profit when excluding lumber duties is largely the result of a general erosion in lumber selling prices, the unfavorable impact of a stronger Canadian dollar on both domestic and export sales, and lower shipments, partially offset by the positive impact of our quality and profitability improvement programs.

Pricing Environment

The increase in our average U.S. dollar denominated transaction prices before the impact of lumber duties was lower than that for benchmark nominal prices on a quarter-over-quarter basis. Our average transaction prices in the third quarter of 2003 for Great Lakes 2x4 studs and random lengths increased by US$26/MFBM and US$48/MFBM, respectively, compared to the corresponding period in 2002, while benchmark nominal prices increased by US$32/MFBM and US$62/MFBM, respectively, over the same period. The smaller increase reflects the fact that benchmark nominal prices increased significantly at the end of the third quarter of 2003, whereas our transaction prices will only reflect this increase during the fourth quarter of 2003. On a year-to-date basis, the decrease in our average U.S. dollar denominated transaction prices before the impact of lumber duties was fairly consistent with that for benchmark nominal prices. Average benchmark nominal prices in the first nine months of 2003 for Great Lakes 2x4 studs were lower by US$19/MFBM, while average benchmark nominal prices for random lengths were lower by US$14/MFBM compared to the corresponding period of 2002. In addition, for both of these comparative periods, Canadian dollar denominated pricing in our domestic marketplace was negatively impacted by the strengthening of the Canadian currency.

Operations

In June 2002, a decision was taken to halt the Ste-Marie sawmill operations for an undetermined period of time due to the Canada-U.S. softwood lumber dispute. The Ste-Marie sawmill resumed full operations on May 20, 2003. In July 2002, the Grand-Remous sawmill ceased operations due to a dispute between the Barriere Lake First Nation and the governments of Québec and Canada. The dispute was settled and the Grand-Remous sawmill resumed full operations on April 28, 2003.

The usual two-week holiday shutdowns at the Lebel-sur-Quévillon, Matagami and Malartic sawmills were extended for an additional two weeks to avoid producing for inventory build-ups in a declining product price environment. These sawmills resumed operations on January 20, 2003. Our Ontario sawmills also took some market-related downtime in January 2003. As a result, production was curtailed by approximately 24 million board feet of lumber in the first quarter of 2003.

In March 2003, we sold the Sault Ste-Marie hardwood lumber facility, and in April 2003, we sold the Daveluyville remanufacturing facility, following an earlier decision in November 2002 to shut down these facilities because of challenging market conditions.

As of June 23, 2003, we halted production at the White River, Ontario sawmill for an expected six-month period due to difficult market conditions brought about by overcapacity within the North American market and the Canada-U.S. softwood lumber dispute.

On August 25, 2003, we announced the permanent closure of our Sault Ste-Marie planer facility as of October 17, 2003, due to challenging market conditions and the Canada-U.S. softwood lumber dispute.

Despite the challenging environment in our Wood business, we continued to pursue sawmill modernization projects aimed at improving profitability. On a year-to-date basis, the Elk Lake, Ste-Marie, Val d’Or, Timmins, Matagami, Chapleau, Grand Remous and Malartic sawmills achieved productivity improvement gains.

PACKAGING

Selected Information
(in millions of Canadian dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

Net sales	146	157	438	453
Operating profit	16	21	40	56
Shipments(1):
Containerboard (’000 ST)	82	84	243	256
Corrugated containers (millions of square feet)	1,759	1,671	5,046	4,837
Benchmark nominal prices(2):
Unbleached kraft linerboard, 42lb East (US$/ton)	418	437	424	423
Selling price index — Packaging segment (%)	101	106	102	102

(1)	Represents 50% of Norampac’s trade shipments.

(2)	Source: Pulp & Paper Week.

Sales and Operating Profit

Our 50% share of Norampac’s net sales amounted to $146 million in the third quarter of 2003, a decrease of $11 million or 7% over the same quarter of 2002. On a year-to-date basis, our 50% share of Norampac’s net sales amounted to $438 million compared to $453 million in the same period of 2002, representing a decrease of $15 million or 3%. For both these comparative periods, the decreases were mainly due to lower net selling prices for both corrugated products and containerboard attributable to the negative impact of a stronger Canadian dollar on both domestic and export sales, as well as to lower shipments for containerboard and corrugated products when not taking into account the recently acquired facilities.

Our 50% share of Norampac’s operating profit amounted to $16 million, a $5 million or 24% decrease from the $21 million operating profit reported in the third quarter of 2002. This decline was explained by the same factors impacting net sales, partially offset by a decrease in purchased fiber costs. Our share of Norampac’s operating profit was $40 million for the first nine months of 2003 compared to $56 million for the same period of 2002. This decrease of $16 million can be explained by the same factors impacting net sales, as well as by higher energy prices, partially offset by a decrease in purchased fiber costs.

Pricing Environment

Benchmark nominal prices for kraft linerboard decreased by 4% in the third quarter of 2003 compared to the third quarter of 2002, while Norampac’s average net selling prices for containerboard decreased by 13% during the same period. Benchmark nominal prices for kraft linerboard remained flat in the first nine months of 2003 compared to the same period of 2002, while Norampac’s average net selling prices for containerboard decreased by 6% during the same period. For both these comparative periods, the greater decrease of average net selling prices over benchmark nominal prices is primarily due to the impact of the stronger Canadian dollar on Norampac’s net selling prices.

Norampac’s net selling prices for corrugated boxes in the third quarter of 2003 decreased by 8% compared to the corresponding period in 2002 and by 4% in the first nine months of 2003 compared to the corresponding period in 2002.

Operations

During the third quarter of 2003, Norampac took market-related downtime at its containerboard mills for a total of 20,700 tons, compared to 15,600 tons over the corresponding period in 2002. This reflects Norampac’s commitment to adjust production to customers’ needs. On a year-to-date basis, Norampac curtailed production by 84,700 tons in 2003 compared to 71,600 tons in the corresponding period in 2002.

FINANCING EXPENSES AND INCOME TAXES

Financing Expenses

During the third quarter of 2003, financing expenses amounted to $41 million, a $10 million decrease over the corresponding period in 2002. This decrease mainly reflects the impacts of lower debt levels, lower interest rates, and a stronger Canadian dollar. On a year-to-date basis, financing expenses totaled $130 million in 2003, or $120 million when excluding the $10 million impact of Norampac’s refinancing of substantially all of its outstanding credit facilities and senior notes in the second quarter of 2003, compared to $146 million for the first nine months of 2002. This $26 million decrease was due to the same factors impacting third quarter results.

Income Taxes

Our income tax recovery for the third quarter of 2003 was $6 million compared to an income tax expense of $28 million in the third quarter of 2002. On a year-to-date basis, our income tax expense amounted to $6 million in 2003, reflecting an effective tax rate of 13.6%, compared to an income tax expense of $41 million in 2002, reflecting an income tax rate of 28.5%. The variations in the effective tax rates in 2003 compared to 2002, both on a quarterly and year-to-date comparative basis, result mainly from the mix and level of earnings between our different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.

BALANCE SHEET

Our total consolidated assets were $6,335 million as at September 30, 2003, compared to $6,847 million as at December 31, 2002. Receivables amounted to $330 million as at September 30, 2003, an increase of $26 million when compared to $304 million as at December 31, 2002. This increase reflects seasonally higher receivables in September than December, partially offset by the effect of a stronger Canadian dollar on our U.S. dollar denominated retained interest in receivables sold through our securitization program and our U.S. dollar denominated receivables. Total inventories as at September 30, 2003, were $705 million, a decrease of $31 million when compared to $736 million as at December 31, 2002. This decrease reflects the cyclical nature of our forest operations, market-related downtime taken in our Papers business during the first nine months of 2003 in order to adjust our production to meet customers’ needs, and the impact of a stronger Canadian dollar. Property, plant and equipment as at September 30, 2003, totaled $4,860 million compared to $5,387 million as at December 31, 2002. This $527 million decrease was mainly due to the effect of a stronger Canadian dollar and a lower level of capital expenditures as compared to amortization expense. Other assets stood at $198 million as at September 30, 2003, compared to $205 million as at December 31, 2002. This $7 million decrease was mainly due to a $13 million reclassification of share purchase loans receivable to common shares, partially offset by an increase in the funding of our pension assets as compared to pension expense.

Trade and other payables were $662 million as at September 30, 2003, compared to $749 million as at December 31, 2002, reflecting a decrease of $87 million. This decrease was mainly due to lower employee profit-sharing accruals, the effect of the timing of purchases and payments, and the effect of a stronger Canadian dollar on our U.S. dollar denominated trade and other payables. Long-term debt (including the portion due within one year) as at September 30, 2003, decreased to $2,201 million compared to $2,514 million as at December 31, 2002, mainly reflecting a decrease in the Canadian value of our U.S. dollar denominated debt due to the impact of a rising Canadian dollar. Accumulated foreign currency translation adjustments were negative $111 million as at September 30, 2003, a decrease of $113 million from the balance as at December 31, 2002. This decrease mainly reflected the net impact of a stronger Canadian dollar on the net assets of our self-sustaining U.S. subsidiaries, or $311 million, net of the impact of a stronger Canadian dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $224 million, and its corresponding income tax effect of $26 million. Had we not designated certain long term debts as a hedge of our net investments in self-sustaining foreign subsidiaries, the unrealized foreign exchange gain, net of income taxes, of $198 million, currently recorded in the “Accumulated foreign currency translation adjustments” account, would have increased our results of operations for the nine-month period ended September 30, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Selected Information
(in millions of Canadian dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

Cash flows provided from operating activities before changes in working capital and other items	80	180	325	470
Changes in working capital and other items	15	(11)	(109)	(43)

Cash flows provided from operating activities	95	169	216	427
Net additions to property, plant and equipment	(61)	(46)	(145)	(128)

Free cash flow(1)	34	123	71	299

	Sept 30,	Dec 31,
	2003	2002

Net debt-to-total-capitalization ratio (in %)	47	49

(1)	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. Our definition may not be comparable to free cash flow reported by other companies. We believe that free cash flow is frequently used by investors in evaluating the ability of a company to service its debt.

Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity.

Operating Activities

Cash flows provided from operating activities in the third quarter of 2003 amounted to $95 million compared to $169 million in the corresponding quarter of 2002. This decrease in cash flows from operations is mainly attributable to a decrease in net earnings compared to the third quarter of 2002. Cash flows provided from operating activities in the first nine months of 2003 amounted to $216 million compared to $427 million in the same period of 2002. This decrease on a year-to-date comparative basis is due to a decrease in net earnings and, to a lesser degree, to increased requirements for working capital. As at September 30, 2003, the off balance sheet impact of the accounts receivable securitization program represented $234 million compared to $263 million as at December 31, 2002. We expect to continue to sell receivables in the future on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital and bank debt requirements would increase. Such sales of receivables are contingent upon Domtar retaining specified credit ratings.

Investing Activities

Cash flows used for investing activities in the third quarter of 2003 totaled $62 million compared to $43 million in the corresponding quarter of 2002. On a year-to-date basis, cash flows used for investing activities amounted to $156 million in 2003 compared to $149 million in the corresponding period of 2002. Investing activities in the first nine months of 2003 included $11 million related to our portion of Norampac’s business acquisitions, while this amount represented $27 million in the corresponding period of 2002.

Net additions to property, plant and equipment amounted to $61 million in the third quarter of 2003 and $145 million for the first nine months of 2003, and $46 million and $128 million, respectively, in the corresponding periods of 2002. The overall increases in net additions to property, plant and equipment in comparison to the previous year, both on a quarterly and year-to-date basis, relate primarily to the deployment of an Enterprise Resource Planning (ERP) system within our Papers business. We intend to limit our annual capital expenditures to well below 75% of amortization in 2003.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) for the third quarter of 2003 amounted to $34 million compared to $123 million in the corresponding period of 2002. This decrease in free cash flow on a quarter-over-quarter basis is attributable to reduced operating cash flow as well as increased capital spending. On a year-to-date basis, free cash flow for 2003 totaled $71 million compared to $299 million in 2002 due to the same factors as explained above.

Financing Activities

Cash flows provided from financing activities totaled $1 million in the third quarter of 2003 compared to $117 million used for financing activities in the third quarter of 2002. Cash flows used for financing activities in the first nine months of 2003 amounted to $25 million compared to $241 million in the corresponding period of 2002. For both the above comparative periods, the decreases in cash flows used for financing activities were due to fewer net repayments of long-term debt in 2003 compared to 2002.

As at September 30, 2003, our net debt-to-total-capitalization ratio was 47%, down from 49% as at December 31, 2002. Net indebtedness, including $203 million representing our 50% share of the net indebtedness of Norampac, was $2,140 million as at September 30, 2003. This compares to $2,496 million as at December 31, 2002, including $191 million for our 50% share of the net indebtedness of Norampac. The $356 million decrease in net indebtedness was largely due to the positive impact of a stronger Canadian dollar on our U.S. dollar denominated debt. In addition, the Corporation’s debt repayments for the nine-month period ended September 30, 2003, were more than offset by Norampac’s refinancing of its long-term debt. We had a stated objective of a net debt-to-total-capitalization ratio of 45% by December 31, 2003, absent the impact of any growth-related initiatives. In the current economic environment (impacting pricing and volumes), no further improvements are expected by year-end.

As at September 30, 2003, the balance of the US$1 billion bank term loan, initially entered into to finance our 2001 acquisition, was US$434 million ($586 million), compared to US$480 million ($758 million) as at December 31, 2002. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar’s credit rating.

As at September 30, 2003, of the US$500 million revolving credit facility, US$41 million ($55 million) was drawn and US$7 million ($10 million) of letters of credit were outstanding, resulting in US$452 million ($611 million) of availability under this facility. As at December 31, 2002, US$5 million ($8 million) was drawn in the form of overdraft and US$6 million ($9 million) of letters of credit were outstanding. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar’s credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. Moreover, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new debt we may incur.

In the third quarter of 2003, common shares amounting to $6 million ($12 million on a year-to-date basis), versus $3 million for the corresponding period of 2002 ($13 million on a year-to-date basis), were issued pursuant to our stock option and share purchase plans. We did not purchase for cancellation any of our common shares in either of the nine-month periods ended September 30, 2003, and September 30, 2002.

On May 1, 2003, we announced an increase of our annual common share dividend to 24 cents per share (or 6 cents per quarter) from 14 cents per share (or 3.5 cents per quarter). Without compromising our firm desire to continue our profitable growth and maintain a strong balance sheet, this increase is the first step towards achieving our goal of paying a dividend of approximately 20% of normalized net earnings over a business cycle. The first payment of our new 6 cents quarterly dividend for the quarter ended June 30, 2003 was paid on July 2, 2003 to shareholders of record as of June 2, 2003.

ACCOUNTING CHANGE

Share Purchase Financing

On January 1, 2003, we adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to share purchase loans receivable. Accordingly, share purchase loans as at January 1, 2003, amounting to $11 million, were reclassified from “Other assets” to “Common shares” and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the share purchase loans (the loans). The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at September 30, 2003, there were 945,640 common shares (December 31, 2002 — 1,000,333 common shares) held in trust with respect to employee loans of $13 million (December 31, 2002 — $11 million). The market value, as at September 30, 2003, of the shares held in trust was $14 million or $15.22 per share (December 31, 2002 — $16 million or $15.70 per share). These common shares were not considered as being outstanding for the calculation of the basic earnings per share. The adoption of these recommendations has no significant impact on the basic earnings per share for the three months and nine months ended September 30, 2003.

RISKS AND UNCERTAINTIES

Product Prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes, net losses. (See “Sensitivity Analysis”.)

Operational Risks

The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

The Corporation has commodity swap agreements to manage a portion of our price risk associated with sales of NBSK pulp. These agreements fix the sales price of NBSK pulp for 9,000 tonnes in 2003, 36,000 tonnes in 2004, 33,000 tonnes in 2005 and 6,000 tonnes in 2006. The fair value of these instruments, as at September 30, 2003, represented a net unrealized loss of $1.1 million (US$0.8 million).

The Corporation also has energy commodity swap agreements to manage a portion of our price risk associated with purchases of bunker oil. These agreements fix the purchase price of bunker oil for a commitment of 360,000 barrels in 2004 and 180,000 barrels in 2005. The fair value of these instruments, as at September 30, 2003, represented a net unrealized gain of $0.4 million (US$0.3 million).

Foreign Exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. Our U.S. dollar export sales, net of U.S. dollar purchases, represent approximately US$1 billion annually. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. The Corporation has currency options sold totaling US$53 million maturing in 2003 and 2004, which limit it from benefiting from a U.S. dollar trading above an average exchange rate of 1.6. In order to reduce the potential negative effect of a weakening U.S. dollar, we may hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. The Corporation’s hedging arrangements as at September 30, 2003, included forward contracts totaling US$20 million that commit it to selling U.S. dollars at an average exchange rate of 1.5 in 2003, as well as currency options purchased totaling US$50 million that give the Corporation the option to sell U.S. dollars at 1.35 in 2004.

Environment

We are subject to United States and Canadian environmental regulations relating to, among other matters, effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality. These regulations require us to obtain and comply with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. In addition, changes in environmental laws and regulations or their application could require us to make significant expenditures that could negatively impact our financial results and financial condition.

Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and could negatively impact our financial results and financial condition.

We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, the development of technological application and the allocation of liability among potentially responsible parties.

As at September 30, 2003, we had a provision of $68 million for environmental matters. While we believe that we have determined the costs for environmental matters likely to be incurred, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with our former and present operations may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot reasonably be estimated at this time.

Lumber Export Duties

Our sales of Wood represented approximately 7% of our consolidated net sales for the first nine months of 2003 and we exported approximately 53% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based on a final decision of the United States International Trade Commission (ITC), we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization (WTO) and under the North American Free Trade Agreement (NAFTA).

We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or as a result of any new arrangement between the United States and Canada.

Legal Proceedings

In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at September 30, 2003, cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

In April 2003, the Canadian Competition Bureau began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including Domtar. Since the investigation is still at an early stage, we have no information that would allow us to predict the outcome of this investigation or the impact, if any, it may have on us.

SENSITIVITY ANALYSIS

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	Annual impact on(1)&(2)

	Operating	Net	Earnings
(in millions of Canadian dollars, except per share amounts)	profit	earnings	per share

Each US$10/unit change in price of: (3)
Papers
Copy and offset grades	21	14	0.06
Uncoated commercial printing & publication and premium imaging grades	9	6	0.03
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	6	4	0.02
Pulp — net position	8	5	0.02
Wood
Lumber	14	9	0.04
Packaging
Containerboard	5	3	0.01

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10*	7	0.03

Interest rate
1% change in interest rates on our floating rate debt (excluding Norampac)	N/A	5	0.02

Energy(4)
Natural gas
US$0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil
US$1/barrel change in price before hedging	2	1	0.01

(1)	Based on a budgeted 2003 exchange rate of 1.515.

(2)	Based on a marginal tax rate of 35%.

(3)	Based on budgeted 2003 capacity (in tons, tonnes or MFBM).

(4)	Based on budgeted 2003 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

*	In addition, significant fluctuations in the value of the U.S. currency will also have an impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices.

									Q3	Q3
Benchmark nominal prices(1)	1995	1996	1997	1998	1999	2000	2001	2002	2002	2003	Trend(2)

Papers:
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	776	772	760	831
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	692	690	600	751
Coated publication, no. 3, 60 lb rolls (US$/ton)	1,200	943	941	909	851	948	853	767	740	805	984
Pulp NBSK (US$/ADMT)	874	586	588	544	541	685	558	491	510	550	595
Wood:
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	334	328	360	360
Packaging:
Unbleached kraft linerboard, 42 lb East (US$/ton)	511	371	336	373	400	468	445	427	437	418	414

Selling price index, before acquisition of four US mills	120%	100%	99%	94%	93%	102%
Selling price index, before impact of lumber duties							98%	93%	93%	92%	100%

Average Canadian dollar exchange rate	1.372	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.563	1.380
	0.729	0.733	0.722	0.674	0.673	0.672	0.646	0.637	0.640	0.725

(1)	Source: Pulp & Paper Week and Random Lengths. The term “ton” refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes

(2)	Source: Consensus of analysts of normalized pricing as at November 30, 2002.

OUTLOOK

Our current business environment is impacted by factors beyond our control, such as soft economic conditions, currency fluctuations, and high energy costs. Within this context, we will maintain our efforts to reduce costs and improve efficiency. This means pursuing initiatives and investments that will provide our customers with a competitive advantage such as deploying an integrated planning system, improving our product offering and delivering on time. We will also continue to monitor inventory closely and adjust production in order to match supply with customer demand, even if this leads to market-related downtime and affects our profitability improvement programs.

That being said, the U.S. economy appears to be showing signs of recovery, as evidenced by the slight improvement in demand for our papers at the beginning of the fourth quarter of 2003.

We will pursue our objectives of delivering superior returns to our shareholders, even in difficult market conditions, and of positioning ourselves to take full advantage of any improvement in the economy.

Domtar Inc.

Consolidated Earnings
(In millions of Canadian dollars, unless otherwise noted)

	Three months ended September 30			Nine months ended September 30

	2003	2003	2002	2003	2003	2002

		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(Note 3)			(Note 3)
Net sales	864	1,166	1,390	2,741	3,702	4,134
Operating expenses
Cost of sales	717	968	1,073	2,241	3,026	3,261
Selling, general and administrative	54	72	84	165	222	250
Amortization	70	95	97	214	289	292
Closure costs (reversal) (Note 9)	(4)	(5)	—	(4)	(5)	45

	837	1,130	1,254	2,616	3,532	3,848

Operating profit	27	36	136	125	170	286
Financing expenses (Note 7)	30	41	51	96	130	146
Amortization of deferred gain	(1)	(2)	(2)	(3)	(4)	(4)

Earnings (loss) before income taxes	(2)	(3)	87	32	44	144
Income tax expense (recovery) (Note 4)	(4)	(6)	28	4	6	41

Net earnings	2	3	59	28	38	103

Per common share (Note 8)
Net earnings
Basic	0.01	0.01	0.26	0.12	0.16	0.45
Diluted	0.01	0.01	0.26	0.12	0.16	0.45
Weighted average number of common shares outstanding (millions)
Basic	227.4	227.4	227.4	227.2	227.2	227.1
Diluted	229.1	229.1	228.3	228.9	228.9	228.0

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc.

Consolidated Retained Earnings
(In millions of Canadian dollars, unless otherwise noted)

	Three months ended September 30			Nine months ended September 30

	2003	2003	2002	2003	2003	2002

		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(Note 3)			(Note 3)
Retained earnings at beginning of period	566	765	672	558	753	645
Net earnings	2	3	59	28	38	103
Dividends on common shares	(10)	(14)	(8)	(27)	(36)	(24)
Dividends on preferred shares	—	—	—	(1)	(1)	(1)

Retained earnings at end of period	558	754	723	558	754	723

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc.

Consolidated Balance Sheets
(In millions of Canadian dollars, unless otherwise noted)

	September 30	September 30	December 31
	2003	2003	2002

	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)
Assets
Current assets
Cash and cash equivalents	53	71	38
Receivables	244	330	304
Inventories	522	705	736
Prepaid expenses	19	25	22
Future income taxes	51	69	76

	889	1,200	1,176
Property, plant and equipment	3,599	4,860	5,387
Goodwill	57	77	79
Other assets	146	198	205

	4,691	6,335	6,847

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	8	10	20
Trade and other payables	490	662	749
Income and other taxes payable	23	31	15
Long-term debt due within one year	28	38	70

	549	741	854
Long-term debt	1,602	2,163	2,444
Future income taxes	462	625	625
Other liabilities and deferred credits	268	362	370
Shareholders’ equity
Preferred shares	32	43	44
Common shares	1,298	1,753	1,752
Contributed surplus	4	5	3
Retained earnings	558	754	753
Accumulated foreign currency translation adjustments (Note 10)	(82)	(111)	2

	1,810	2,444	2,554

	4,691	6,335	6,847

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc.

Consolidated Cash Flows
(In millions of Canadian dollars, unless otherwise noted)

	Three months ended September 30			Nine months ended September 30

	2003	2003	2002	2003	2003	2002

		(Unaudited)			(Unaudited)
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Operating activities
Net earnings	2	3	59	28	38	103
Non-cash items:
Amortization (Note 9)	70	95	97	214	289	306
Future income taxes	(9)	(13)	20	(5)	(7)	21
Amortization of deferred gain	(1)	(2)	(2)	(3)	(4)	(4)
Closure costs excluding write down of property, plant and equipment (Note 9)	(4)	(5)	—	(4)	(5)	31
Refinancing costs (Note 7)	—	—	—	8	10	—
Other	1	2	6	3	4	13

	59	80	180	241	325	470

Changes in working capital and other items
Receivables	6	8	(61)	(31)	(42)	(94)
Inventories	(9)	(12)	10	(12)	(16)	69
Prepaid expenses	—	—	—	(3)	(4)	(2)
Trade and other payables	14	19	12	(35)	(47)	(50)
Income and other taxes payable	7	9	25	13	17	25
Other	(7)	(9)	7	(8)	(11)	13
Payments of closure costs	—	—	(4)	(5)	(6)	(4)

	11	15	(11)	(81)	(109)	(43)

Cash flows provided from operating activities	70	95	169	160	216	427

Investing activities
Net additions to property, plant and equipment	(45)	(61)	(46)	(108)	(145)	(128)
Business acquisition (Note 5)	—	(1)	—	(8)	(11)	(27)
Other	—	—	3	—	—	6

Cash flows used for investing activities	(45)	(62)	(43)	(116)	(156)	(149)

Financing activities
Dividend payments	(10)	(14)	(8)	(23)	(31)	(25)
Change in bank indebtedness	(11)	(15)	6	(10)	(13)	(4)
Change in revolving bank credit, net of expenses	27	36	(7)	51	69	29
Issuance of long-term debt, net of expenses	—	—	—	125	169	—
Repayment of long-term debt	(8)	(11)	(110)	(164)	(222)	(252)
Premium on redemption of long-term debt (Note 7)	—	—	—	(5)	(7)	—
Common shares issued, net of expenses	4	6	3	9	12	13
Redemptions of preferred shares	(1)	(1)	(1)	(1)	(2)	(2)

Cash flows provided from (used for) financing activities	1	1	(117)	(18)	(25)	(241)

Net increase in cash and cash equivalents	26	34	9	26	35	37
Translation adjustments related to cash and cash equivalents	1	2	—	(1)	(2)	—
Cash and cash equivalents at beginning of period	26	35	64	28	38	36

Cash and cash equivalents at end of period	53	71	73	53	71	73

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc.

Notes to Consolidated Financial Statements

Three months and nine months ended September 30, 2003
(In millions of Canadian dollars, unless otherwise noted)

1.	BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at September 30, 2003 and December 31, 2002, as well as its results of operations and its cash flows for the three months and nine months ended September 30, 2003 and 2002.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with the Domtar’s latest annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

2.	ACCOUNTING CHANGE

Share purchase financing

On January 1, 2003, Domtar adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to share purchase loans receivable. Accordingly, share purchase loans as at January 1, 2003, amounting to $11 million, were reclassified from “Other assets” to “Common shares” and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the share purchase loans (the loans). The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding ten years. As at September 30, 2003, there were 945,640 common shares (December 31, 2002 — 1,000,333 common shares) held in trust with respect to employee loans of $13 million (December 31, 2002 — $11 million). The market value, as at September 30, 2003, of the shares held in trust was $14 million or $15.22 per share (December 31, 2002 — $16 million or $15.70 per share). These common shares were not considered as being outstanding for the calculation of the basic earnings per share. The adoption of these recommendations has no significant impact on the basic earnings per share for the three months and nine months ended September 30, 2003.

3.	UNITED STATES DOLLAR AMOUNTS

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2003 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the September 2003 month-end rate of CAN$1.3504 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

4.	INCOME TAX

The income tax provision for the three and nine months ended September 30, 2003, includes an adjustment to reflect the revised effective tax rate for the full year 2003. The variations in the effective tax rates in 2003 compared to 2002, both on a quarterly and year-to-date comparative basis, result mainly from the mix and level of earnings between the different tax jurisdictions and differences in tax rate applicable to the foreign subsidiaries.

5.	BUSINESS ACQUISITION

On April 14, 2003, Norampac (a 50-50 joint venture with Cascades Inc.) acquired the assets of Georgia-Pacific’s corrugated products converting plant located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is approximately $31 million (US$21 million) (the Corporation’s proportionate share being $15 million (US$11 million)) and is comprised of $20 million (US$14 million) in cash and all of the operating assets of the Norampac’s Dallas Forth-Worth, Texas plant valued at approximately $11 million (US$7 million).

6.	JOINT VENTURE

On June 19, 2003, Domtar announced an agreement-in-principle with Tembec Inc. (Tembec) for the creation of a 50-50 joint venture that will merge their lumber operations in Ontario and Québec (except for the Lebel-sur-Quévillon sawmill). The joint venture will also market the softwood lumber from Tembec’s British Columbia sawmill operations as well as manage the operations and market the softwood lumber of Domtar’s Lebel-sur-Quévillon sawmill.

The transaction is subject to certain conditions, including the completion of due diligence, the review of potential synergies, the negotiation of definitive agreements, as well as approvals by the respective boards of directors, the government, and other required approvals, most of which are currently underway.

7.	REFINANCING OF LONG-TERM DEBT

On May 28, 2003, Norampac completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. Norampac secured a new five-year revolving credit facility of $350 million. The new revolving credit facility is secured by all the inventories and receivables of Norampac Inc. and its North American subsidiaries and by property, plant and equipment of two of its containerboard mills and three of its converting facilities. As at September 30, 2003, the Corporation’s proportionate share amount secured under the new revolving credit facility relating to receivables, inventories and property, plant and equipment amounted to $89 million, $46 million and $208 million, respectively.

In addition, Norampac issued new Senior unsecured notes for an aggregate amount of US$250 million. The notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $67 million at the time of the refinancing and were used to redeem both the 9.5% US$150 million and the 9.375% $100 million notes due in 2008.

Norampac recorded a charge of $20 million ($14 million for a call premium paid to redeem both the 9.5% US$150 million notes and 9.375% $100 million notes, $5 million related to the write-off of debt issue costs and a $1 million foreign exchange loss) related to the refinancing. An amount of $10 million ($7 million net of income taxes, or $0.03 per common share) representing the Corporation’s proportionate share of Norampac’s debt refinancing costs is recorded under “Financing expenses”.

8.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings per share.

	Three months ended September 30			Nine months ended September 30

	2003	2003	2002	2003	2003	2002

		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(Note 3)			(Note 3)
Net earnings	2	3	59	28	38	103
Dividend requirements of preferred shares	—	—	—	1	1	1

Net earnings applicable to common shares	2	3	59	27	37	102
Weighted average number of common shares outstanding (millions)	227.4	227.4	227.4	227.2	227.2	227.1
Effect of dilutive stock options (millions)	1.7	1.7	0.9	1.7	1.7	0.9

Weighted average number of common shares outstanding (millions)	229.1	229.1	228.3	228.9	228.9	228.0

Basic earnings per share	0.01	0.01	0.26	0.12	0.16	0.45
Diluted earnings per share	0.01	0.01	0.26	0.12	0.16	0.45

As at October 31, 2003, Domtar had 228,650,021 common shares, 69,576 Series A Preferred Shares and 1,620,000 Series B Preferred Shares, which were issued and outstanding.

As at October 31, 2003, Domtar had 5,883,042 common shares purchase options issued and outstanding, under the Executive stock option and Share purchase plan.

9.	CLOSURE COSTS

On March 27, 2002, Domtar announced plans to permanently shutdown the St. Catharines, Ontario, paper mill. This shutdown, which occurred at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share), including $14 million related to the write-down to the estimated net realizable value of property, plant and equipment as well as a provision of $31 million for other commitments and contingencies related to this paper mill. As at September 30, 2003, the balance of the provision was $10 million. The results for the three months and the nine months ended September 30, 2003 include a reduction in the closure cost provision in the amount of $5 million ($3 million net of income taxes or $0.01 per common share) largely as a result of changes to the initial approach to dismantling the mill.

On November 29, 2002, Domtar announced plans to permanently shutdown the Daveluyville, Québec, wood products remanufacturing facility and the Sault Ste. Marie, Ontario, hardwood lumber operations. These shutdowns, which occurred at the end of January 2003, resulted in a charge to fourth quarter 2002 earnings of $18 million ($12 million net of income taxes, or $0.05 per common share), including $13 million related to the write-down to the estimated net realizable value of property, plant and equipment as well as a provision of $5 million for other commitments and contingencies related to these locations. As at September 30, 2003, the balance of the provision was $1 million. Domtar sold the Sault Ste. Marie and Daveluyville facilities, on March 14 and April 8, 2003, respectively, for a total of $3 million.

10.	ACCUMULATED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

	September 30	September 30	December 31
	2003	2003	2002

	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)
Balance at beginning of period	1	2	2
Effect of changes in exchange rates during the period:
On the net investment in self-sustaining foreign subsidiaries	(230)	(311)	(18)
On certain long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	166	224	18
Income tax expense	(19)	(26)	—

Balance at end of period	(82)	(111)	2

11.	SEGMENTED DISCLOSURES

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	Papers — represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•	Paper Merchants — involves the purchasing, warehousing, sale and distribution of various products made by Domtar as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

•	Wood — comprises the manufacturing and marketing of lumber and wood-based value-added products as well as the management of forest resources.

•	Packaging — comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

11.	SEGMENTED DISCLOSURES (CONTINUED)

Segmented Data

	Three months ended September 30			Nine months ended September 30

	2003	2003	2002	2003	2003	2002

		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(Note 3)			(Note 3)
Net sales
Papers	544	734	905	1,775	2,396	2,658
Paper Merchants	197	266	300	615	831	897
Wood (a)	88	119	131	256	346	437
Packaging	109	147	159	328	443	459

Total for reportable segments	938	1,266	1,495	2,974	4,016	4,451
Intersegment sales-Papers	(50)	(67)	(72)	(160)	(216)	(245)
Intersegment sales-Wood	(23)	(32)	(31)	(69)	(93)	(66)
Intersegment sales-Packaging	(1)	(1)	(2)	(4)	(5)	(6)

Consolidated net sales	864	1,166	1,390	2,741	3,702	4,134

Operating profit (loss)
Papers (b) (c)	20	27	121	123	166	199
Paper Merchants	3	4	6	12	16	20
Wood (a)	(8)	(11)	(10)	(39)	(52)	13
Packaging	12	16	21	29	40	56

Total for reportable segments	27	36	138	125	170	288
Corporate	—	—	(2)	—	—	(2)

Consolidated operating profit	27	36	136	125	170	286

(a)	The net sales and the operating profit for the nine months ended September 30, 2002, reflect a net effect of a $20 million provision reversal, for countervailing and antidumping duties on exports of softwood lumber to the United States ($20 million recorded in the second half of 2001, $8 million recorded in the first quarter of 2002 and a reversal of $28 million in the second quarter of 2002).

(b)	The 2002 year-to-date operating profit reflects a $45 million charge, including $14 million related to the write-down of property, plant and equipment, relating to the permanent shutdown of the St. Catharines, Ontario, paper mill. The results for the three months and the nine months ended September 30, 2003 include a reduction in the closure cost provision in the amount of $5 million largely as a result of changes to the initial approach to dismantling the mill.

(c)	The three months and nine months ended September 30, 2002, include the recognition of $12 million for investment tax credits related to research and development expenses of prior years, reflected as a reduction of the cost of sales.

12.	COMPARATIVE FIGURES

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.

(Registrant)

Date:	October 31, 2003	By	/s/ RAZVAN L. THEODORU

Razvan L. Theodoru Corporate Secretary